Contact

www.linkedin.com/in/kevin-tsai-b32260161 (LinkedIn)

Top Skills

ecommerce

electrical components

SCT-013

Kevin Tsai

Director Of Business Development at Slabmags

Los Angeles Metropolitan Area

Summary

At Slabmags, we're dedicated to providing premium protection and versatility for your valuable trading card collections. Our cutting-edge protective cases are designed to safeguard a wide range of trading cards, including slabs, non-graded cards, and even wax packs.

Why choose Slabmags?
Total Versatility: Protect your slabs, non-graded cards, and wax packs with our Slabmags.
Uncompromising Quality: Crafted to the highest standards for card collectors.
UV Protection: Keep autographs and cards safe from harmful UV rays.
Sleek and Functional Design: Showcase your collection with style.

Whether you collect graded slabs, vintage classics, or modern favorites, Slabmags has you covered.

Experience

slabmags

Director Of Business Development

April 2020 - Present (5 years 6 months)

Los Angeles Metropolitan Area

With an estimated 10 million sports cards being slabbed and graded each year, the sports card market is rapidly changing and collectors are starting to demand new ways to protect, store, and showcase their sports cards. Slabmags combines deep industry insight with the latest R&D innovations to meet this growing demand for designer sports card accessories.

Education

California State Polytechnic University-Pomona

Bachelors, Engineering · (2002 - 2006)